PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION ANDANALYSIS
OF FINANCIALCONDITION AND RESULTS OFOPERATIONS
FOR THE THREEAND NINE MONTHS ENDEDSEPTEMBER 30, 2013

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the unaudited condensed consolidated financial statements of the Company as at and for the three and nine months ended September 30, 2013, as well as the annual audited consolidated financial statements for the year ended December 31, 2012 and the corresponding MD&A. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2012, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements for the three and nine months ended September 30, 2013 have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. All dollar figures in this MD&A are expressed in US dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A, as well as “Risk and uncertainties” in the Company’s Annual Information Form dated April 1 , 2013.

This MD&A has been prepared as of November 5, 2013.

THIRD QUARTER HIGHLIGHTS

  Produced 41,998 gold equivalent ounces¹ in the third quarter, compared to 25,582 in 2012;

  Produced 31,791 ounces of gold and 1.62 million ounces of silver in the third quarter (the highest of any quarter since Primero has owned the San Dimas mine), compared to 18,892 ounces and 1.14 million ounces, respectively, in 2012;

  Incurred total cash costs per gold equivalent ounce² of $516 for the third quarter, compared to $699 in 2012. On a by-product basis, total cash costs per gold ounce were $252 for the third quarter, compared to $363 in 2012;

  Incurred all-in sustaining costs of $974 per ounce³ in the third quarter, compared to $1,240 per ounce in the third quarter of 2012;

  Sold 395,570 ounces of silver at spot prices in the third quarter 2013 before reaching the end of the third year of the silver purchase agreement, bringing total silver spot sales for 2013 to 999,046 ounces, 40% more than 2012;

  Earned net income of $10.1 million ($0.09 per share) for the third quarter, compared to $11.6 million ($0.12 per share) in 2012. Adjusted net income4 was $11.0 million ($0.09 per share) for the third quarter, compared to $2.6 million ($0.03 per share) for 2012;

  Generated operating cash flows before working capital changes of $20.9 million in the third quarter, compared to $15.4 million in 2012;

  Subsequent to the quarter, signed a binding letter of intent to acquire the remaining 30.8% of the Cerro del Gallo project.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION ANDANALYSIS
OF FINANCIALCONDITION AND RESULTS OFOPERATIONS
FOR THE THREEAND NINE MONTHS ENDEDSEPTEMBER 30, 2013

1

“Gold equivalent ounces” includes silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for the third quarter 2013 was based on realized prices of $1,338 per ounce of gold and $8.42 per ounce of silver.

2

Total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Total cash costs per gold ounce” below for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

3

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non- GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. Refer to “Non-GAAP measure – All-in sustaining costs per gold ounce” below for a reconciliation of all-in sustaining costs per gold ounce.

4

Adjusted net income and adjusted net income per share are non-GAAP measures. Adjusted net income is net income adjusted for unusual items. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Adjusted net income” below for a reconciliation of adjusted net income to reported net income.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION ANDANALYSIS
FOR THE THREEAND NINE MONTHS ENDEDSEPTEMBER 30, 2013

OVERVIEW

Primero is a Canadian-based precious metals producer with operations in Mexico. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. The Company currently owns one producing property, the San Dimas gold-silver mine, mill and related assets (the “San Dimas Mine”), located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, a 69.2% interest in one gold-silver-copper project in the development stage, Cerro del Gallo, located in state of Guanajuato in central Mexico and one exploration property, Ventanas, located in Durango state, Mexico

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P”, on the New York Stock Exchange (“NYSE”) under the symbol “PPP” and on the Australian Securities Exchange (“ASX”) under the symbol “PPM”. In addition, Primero has common share purchase warrants which trade on the TSX under the symbol “P.WT”. On October 14, 2013, the Company announced that ASX Limited approved the Company’s request for its removal from the official list of the Australian Securities Exchange. The Company's decision was based on the low volume of trading of its CHESS Depositary Interests ("CDIs") on the ASX compared to common shares on the TSX and NYSE. Since listing on the ASX in May 2013, the CDIs held on the Australian register have declined from approximately 14% of the Company’s total issued share capital to less than 7% as at October 1, 2013. As a result, the Company determined that sustaining the administrative and compliance costs of an ASX listing was not in the interests of Primero and all of its shareholders. The date on which the Company will be removed from the official list will be December 30, 2013. Details of the delisting process were mailed to CDI holders on October 24, 2013, and are available on the Company’s website.

With the recent addition of the Cerro del Gallo development project, through the acquisition of Cerro Resources NL (“Cerro”), Primero is well positioned as an emerging mid-tier gold producer. The Company believes that the San Dimas mine provides a solid production base with short-term opportunities to optimize mine capacity, increase mill throughput and expand production. The addition of the Cerro del Gallo project increased the Company's reserves and resources and could potentially deliver an additional 95,000 gold equivalent ounces (based on 100% ownership) per year of production. Primero is focused on optimizing the San Dimas mine, making a construction decision at Cerro del Gallo by the end of 2013 and, if appropriate, making further acquisitions of precious metal properties in low risk regions of the Americas.

RECENT CORPORATE DEVELOPMENTS

Consolidation of Cerro del Gallo ownership

The Company has entered into a binding letter of intent with a subsidiary of Goldcorp Inc. to acquire the remaining 30.8% interest in the Cerro del Gallo project. The closing date for the acquisition (the “Closing Date”) is expected to be before December 31, 2013. The consideration comprises an upfront payment of $8 million, plus contingent payments based on meeting certain milestones or market conditions. The contingent payments include $8 million (the “First Contingent Payment”) after achieving commercial production on the Phase I heap leach operation; $5 million if the date of the First Contingent Payment occurs before the fifth anniversary of the Closing Date and the gold price averages $1,500 per ounce for a consecutive 30 day period within one year following the date of the First Contingent Payment, and not later than the fifth anniversary of the closing date; $14 million (“the Second Contingent Payment”) on announcement of a decision by Primero to construct a carbon-in-leach mill for Phase II, and $5 million if the date of the Second Contingent Payment occurs before the fifth anniversary of the Closing Date and the gold price averages $1,500 per ounce for a consecutive 30 day period within one year following the date of the Second Contingent Payment, and not later than the fifth anniversary of the closing date.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

The acquisition of the remaining 30.8% interest in Cerro del Gallo consolidates the Company’s position in its only development project, extinguishes the joint venture agreement thereby reducing administrative costs and eliminates a potential 10% net profit interest.

Cerro del Gallo project update

Following the acquisition of the Cerro del Gallo project in May 2013 the Company commenced an assessment of the alternatives for the long term development of the project. The May 2012 Definitive Feasibility Study ("DFS")¹ on the project contemplated only a phase one ("Phase I") heap leach of 4.5 million tonnes per year of oxidized and partially oxidized ore for 7.2 years of production. The May 2012 DFS superseded an earlier preliminary assessment in May 2011, that identified a potential phase two ("Phase II") addition of carbon-in-leach ("CIL") processing of fresh rock commencing in the fifth year. The Company is considering design alternatives which include a heap leach only operation (Phase I), an accelerated timetable for the CIL processing facility (Phase II) and a CIL only operation. The key elements of the assessment will be the trade-off between capital and metal recovery as well as the impact of various processing approaches to the reserve and resource base. Further drilling is part of this assessment program and will focus on the detailed metallurgical characterization of the transition zone as well as the unoxidized mineralization at depth and lateral to the ore zone currently considered in the Phase I development plan. The exploration work also being conducted concurrently will be an important component for the development decision.

As a result of the significant decline in the gold price and the recent tax reforms in Mexico, the Company elected to critically review and refine the capital expenditures for the development of the Cerro del Gallo project. The Company’s 2013 budget for Cerro del Gallo is $15 million including $4 million for exploration and condemnation drilling. This spending is expected to be sufficient to complete all outstanding permitting, land acquisition, basic engineering of the mine processing facilities and a preliminary exploration program, including condemnation drilling. The Company expects to be in a position to make a construction decision by the end of 2013. For more details see “Liquidity outlook - Capital expenditures for the Cerro del Gallo project” below.

____________________
1 Refer to “Technical Report, First Stage Heap Leach Feasibility Study, Cerro del Gallo Gold Silver Project, Guanajuato, Mexico, Effective Date: 11th May 2012, Report Date: 29th June 2012” filed on www.sedar.com.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

SELECTED QUARTERLY AND YEAR-TO-DATE INFORMATION

	Three months ended		Nine months ended
	30-Sep-13	30-Sep-12	30-Sep-13	30-Sep-12
Key Performance Data
Tonnes of ore milled	199,812	177,926	585,304	531,191
Produced
Gold equivalent (ounces)	41,998	25,582	108,743	84,829
Gold (ounces)	31,791	18,892	82,886	64,757
Silver (million ounces)	1.62	1.14	4.45	3.82
Sold
Gold equivalent (ounces)	40,210	23,251	106,239	84,785
Gold (ounces)	30,261	17,100	80,689	64,980
Silver (million ounces)	1.58	1.05	4.48	3.76
Average realized prices
Gold ($/ounce)	$1,338	$1,646	$1,445	$1,643
Silver ($/ounce)¹	$8.42	$9.66	$8.03	$8.65
Average gold London PM fix	$1,326	$1,650	$1,456	$1,651
Total cash costs (per gold ounce)
Gold equivalent basis	$516	$699	$580	$624
By-product basis	$252	$363	$330	$307
All-in sustaining costs (per gold ounce)	$974	$1,240	$955	$948

Financial Data
(in thousands of US dollars except per share amounts)
Revenues	53,793	38,277	152,589	139,342
Earnings from mine operations	22,960	13,087	62,259	61,918
Net income	10,080	11,586	31,645	48,308
Adjusted net income	10,959	2,634	37,098	36,784
Basic income per share	0.09	0.12	0.30	0.54
Diluted income per share	0.09	0.12	0.30	0.54
Adjusted net income per share	0.09	0.03	0.35	0.41
Operating cash flows before working capital changes	20,926	15,448	56,935	70,870
Assets
Mining interests	612,798	488,435	612,798	488,435
Total assets	783,883	662,069	783,883	662,069
Liabilities
Long-term liabilities	49,392	60,676	49,392	60,676
Total liabilities	87,724	94,386	87,724	94,386
Equity	696,159	567,683	696,159	567,683
Weighted average shares outstanding (basic)(000's)	115,546	93,203	106,082	89,709
Weighted average shares outstanding (diluted)(000's)	115,782	93,365	106,491	89,765

[1]

Due to a silver purchase agreement originally entered into in 2004, Primero sells the majority of silver produced at the San Dimas mine at a fixed price (see “RESULTS OF OPERATIONS -Silver purchase agreement” below).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

OUTLOOK FOR 2013 REVISED UPWARD FOR A SECOND TIME

The following represents forward-looking information and users are cautioned that actual results may vary. Based on better than expected operating results in the third quarter, Primero has increased its production guidance to between 135,000 and 140,000 gold equivalent ounces, up to 26% higher than 2012, based on higher throughput at higher grades. The Company now expects its gold production to be in the range of 105,000 and 110,000 ounces. Cash costs for 2013 are expected to be at the lower end of the guidance range of $620 to $640 per gold equivalent ounce and between $410 and $430 per gold ounce on a by-product basis.

Primero's 2013 revised outlook is summarized in the following table:

	2012 Actuals	Outlook 2013	Outlook 2013	Outlook 2013
		(original)	(revised -Q2 2013)	(revised - Q 3 2013)
Attributable gold equivalent production
(gold equivalent ounces)	111,132	120,000-130,000	125,000-135,000	135,000-140,000
Gold production (ounces)	87,900	90,000-100,000	95,000-105,000	105,000-110,000

Silver production (ounces)	5,134,184	6,000,000-6,500,000	5,600,000-6,000,000	5,600,000-6,000,000
Total cash costs (per gold equivalent ounce)	$636	$620 -$640	$620 -$640	$620 - $640
Total cash costs -by-product (per gold ounce)	$366	$280 -$300	$410 -$430	$410 - $430

Material assumptions used to forecast total cash costs for 2013 include: an average gold price of $1,410 per ounce, revised downwards from the original estimate of $1,700 per ounce; an average silver price of $6.77 (revised downwards from $8.52) per ounce (calculated using the silver agreement contract price of $4.14 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $21.16 per ounce revised downwards from $30); and foreign exchange rates of 1.00 Canadian dollars and 13 Mexican pesos to the US dollar.

Capital expenditures at San Dimas are expected to be approximately $45 million (revised upwards from $42 million in August 2013) excluding capitalized exploration expenses of $15 million.

Underground development at San Dimas in 2013 is focused in the main mining (Central Block and Sinaloa Graben) blocks. In 2013 the majority of the ore is anticipated to come from the Central Block with approximately 30% from the higher-grade Sinaloa Graben block.

Capital expenditures for the Cerro del Gallo project are expected to be approximately $15 million in 2013 based on 100% ownership. The Company plans to complete all outstanding permitting, land acquisition, basic engineering of the mine processing facilities and a preliminary exploration program, including condemnation drilling. The Company expects to make a construction decision on the Cerro del Gallo project by the end of 2013. Assuming that a decision is made to proceed with construction, the Company expects to commence production at Cerro del Gallo by the end of 2015. This would represent a delay of approximately six months compared with the Company’s original plan.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

REVIEW OF OPERATIONS

San Dimas mine

The following table discloses operating data for the third quarter 2013 and the preceding four quarters.

	30-Sep-13	30-Jun-13	31-Mar-13	31-Dec-12	30-Sep-12
Key Performance Data
Tonnes of ore mined	198,222	207,263	181,408	199,966	173,475
Tonnes of ore milled	199,812	201,680	183,811	190,073	177,926
Average mined grade (grams/tonne)
Gold	5.13	4.19	4.06	3.90	3.38
Silver	266	237	234	229	208
Average mill head grade (grams/tonne)
Gold	5.08	4.25	4.20	3.90	3.40
Silver	265	236	242	228	210
Average recovery rate (%)
Gold	97%	98%	98%	97%	97%
Silver	95%	96%	96%	95%	95%
Produced
Gold equivalent (ounces)	41,998	39,089	27,656	26,310	25,582
Gold (ounces)	31,791	26,904	24,190	23,143	18,892
Silver (million ounces)	1.62	1.46	1.37	1.32	1.14
Sold
Gold equivalent (ounces)	40,210	37,555	28,474	25,416	23,251
Gold (ounces)	30,261	25,692	24,736	22,404	17,100
Silver at fixed price (million ounces)	1.18	0.82	1.48	1.25	0.80
Silver at spot (million ounces)	0.40	0.60	-	-	0.25
Average realized price (per ounce)
Gold	$1,338	$1,398	$1,626	$1,715	$1,646
Silver	$8.42	$11.66	$4.12	$4.12	$9.66
Total cash operating costs ($000s)	$21,660	$21,530	$19,873	$17,818	$17,872
Total cash costs (per gold ounce)
Gold equivalent basis	$516	$551	$719	$677	$699
By-product basis	$252	$167	$589	$535	$363
All-in sustaining costs (per ounce)	$974	$659	$1,236	$1,644	$1,240

San Dimas produced 31,791 ounces of gold and 1.62 million ounces of silver in Q3 2013, 68% more and 42% more, respectively, than Q3 2012. The increase in gold production was due to 12% higher throughput in Q3 2013 than Q3 2012, and a 49% increase in average mill head grade. Silver grades increased 26% in Q3 2013 compared with Q3 2012. Production in Q3 2012 was partially impacted by power interruptions, which limited the Company’s ability to complete the planned underground development, and consequently reduced production tonnage, for the quarter. The Company had completed a 30-week optimization project designed to operate the mill at its name-plate capacity of 2,150 tonnes per day (“TPD”) in Q1 2013 and throughput averaged 2,172 TPD in Q3 2013 compared with 1,934 TPD in Q3 2012. Throughput in Q3 2013 was slightly lower than Q2 2013 mainly due to scheduled maintenance of the ball mills. The mill is currently undergoing expansion to 2,500 TPD that is expected to be completed by the end of Q1 2014.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

Higher gold and silver grades during Q3 2013 were partially a result of mining high-grade pillars. These pillars are part of the ongoing San Dimas mine plan, but are not expected to contribute as meaningfully to Q4 2013 production.

Total cash costs on a gold equivalent and by-product basis in Q3 2013 were $516 and $252 per ounce, respectively, compared with $699 and $363 per ounce, respectively, in Q3 2012. Cash operating costs were $21.7 million in Q3 2013, $3.8 million or 21% higher than Q3 2012, however, this was offset by a 64% increase in gold equivalent ounces produced. Cash operating costs per tonne milled were $108 in Q3 2013, 8% higher than Q3 2012. Increases in input costs included $2.9 million higher labour and contractor costs (due mainly to annual pay rate increases and implementation of long hole mining) and $0.2 million higher maintenance costs for the mill and mine as compared to the prior period. Cash operating costs per tonne milled were approximately the same in Q3 2013 as Q2 2013 and Q1 2013.

The Company incurred all-in sustaining costs of $974 per gold ounce in Q3 2013, compared with $1,240 per gold ounce in Q3 2012. Since all-in sustaining costs are calculated on a by-product basis, they are lower for the Company in the second and third fiscal quarters, when the Company is able to sell silver at spot prices, than the first and fourth fiscal quarters. On an annual basis, after completion of the mill expansion, the Company expects that its all-in sustaining costs will be between $1,050 and $1,150 per gold ounce.

The 3.5 million ounce annual threshold under the silver purchase agreement was met in early April 2013, approximately half a month before last year. The Company sold 395,570 ounces and 999,046 ounces of silver, respectively, at market prices during the three and nine months ended September 30, 2013 (2012 - 246,229 ounces and 716,229 ounces), until the threshold was reset on August 6, 2013.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

THREE MONTHS ENDED SEPTEMBER 30, 2013 COMPARED WITH THREE MONTHS ENDED SEPTEMBER 30, 2012

	Three months ended
In thousands of US dollars except per share amounts	September 30,
	2013	2012
			Change from prior year
	$	$	$	%
Revenue	53,793	38,277	15,516	41
Operating expenses	(21,316)	(19,021)	(2,295)	12
Depreciation and depletion	(9,517)	(6,169)	(3,348)	54
Total cost of sales	(30,833)	(25,190)	(5,643)	22
Earnings from mine operations	22,960	13,087	9,873	75
General and administrative	(7,086)	(9,407)	2,321	(25)
Finance, foreign exchange, and other expense	(834)	446	(1,280)	(287)
Earnings before income taxes	15,040	4,126	10,914	265
Income tax (expense) recovery	(4,960)	7,460	(12,420)	(166)
Net income for the period	10,080	11,586	(1,506)	(13)

Adjusted net income for the period	10,959	2,634	8,325	316

Net income per share	0.09	0.12	(0.03)	(25)
Adjusted income per share	0.09	0.03	0.06	200
Weighted average number of common shares
outstanding	115,546	93,203	22,343	24

The Company earned net income of $10.1 million ($0.09 per share) for the three months ended September 30, 2013 compared with net income of $11.6 million ($0.12 per share) for the three months ended September 30, 2012. Significantly higher gold and silver production and sales were only partially offset by substantially lower realized commodity prices, with increased revenue and earnings from mine operations in the Q3 2013 compared with Q3 2012. Lower general and administrative expenses, due primarily to reduced share-based payment expense in Q3 2013 than Q3 2012, were offset by higher income tax expense in Q3 2013 primarily due to the impact of foreign exchange changes on deferred tax balances. Net income per share in Q3 2013 was also impacted by a 24% increase in the number of weighted average shares outstanding due mainly to the issue of 18 million shares in Q2 2013 to acquire Cerro.

Adjusted net income, which primarily excludes the impact of foreign exchange rate changes on deferred tax balances in both periods, was $11.0 million ($0.09 per share) for Q3 2013, compared with $2.6 million ($0.03 per share) for Q3 2012. The Company has no control over foreign exchange rates and the volatility of foreign exchange rate changes between the Mexican peso and the US dollar produces unpredictable and significant adjustments to deferred tax balances.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

Revenue

Revenue was $53.8 million for the three months ended September 30, 2013, 41% higher than the same period in 2012. Revenue from gold increased 44% to $40.5 million in Q3 2013 from $28.1 million in Q3 2012. Gold sales increased 77% to 30,261 ounces in Q3 2013 from 17,100 ounces in Q3 2012, and despite a 19% decline in the average realized gold price to $1,338 per ounce in Q3 2013 from $1,646 per ounce in Q3 2012. Gold and other commodity prices have declined steadily during 2013, with the sharpest decreases occurring during Q2 2013, mainly due to concerns over the cessation of quantitative easing in the U.S., the prospect of higher interest rates and a rising US dollar.

Revenue from silver increased 31% to $13.3 million in Q3 2013 from $10.1 million in Q3 2012. Silver sales increased 51% to 1.58 million ounces in Q3 2013 from 1.05 million ounces in Q3 2012, modestly offset by a 13% decline in the average realized silver price to $8.42 per ounce in Q3 2013 from $9.66 per ounce in Q3 2012. The Company sold 1.18 million ounces at an average price of $4.12 per ounce in Q3 2013 under the silver purchase agreement (see “Silver purchase agreement” below), compared with 0.8 million ounces at $4.08 per ounce in Q3 2012. In addition, the Company sold 395,570 ounces of silver at an average price of $21.18 in Q3 2013, compared with 246,229 ounces at an average price of $27.70 in Q3 2012.

Silver purchase agreement

In 2004, the owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. The Company was required to assume this agreement, with amendments, when it acquired the San Dimas mine. The amendments provided that for each of the first four years after the acquisition date, the first 3.5 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than the market price have been reflected in the fair value of the mining interests recorded upon acquisition of the San Dimas mine. The Company has presented the obligation to sell any silver production to Silver Wheaton Caymans as part of the mining interests, as the Company did not receive any of the original upfront payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas mine. Further, the Company does not believe that the obligation meets the definition of a liability as the obligation to sell silver to Silver Wheaton Caymans only arises upon production of the silver.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

Operating expenses

Operating expenses of the San Dimas mine were $21.3 million in Q3 2013, up from $19.0 million in Q3 2012. The increase was due mainly to the higher volume of ounces sold and increased labour and contractor costs. The increased labour and contractor costs reflect year-over-year pay rate changes and the cost of long hole mining which commenced in Q3 2012. Total cash operating costs per ounce decreased to $516 and $252 in Q3 2013 on a gold equivalent and by-product basis, respectively, from $699 and $363, respectively, for Q3 2012 (see REVIEW OF OPERATIONS – San Dimas Mine above). Operating expenses in 2013 include $0.3 million (2012 – $0.4 million) of share-based payment expense related to personnel at the mine.

Depreciation and depletion expense

The depreciation and depletion expense was $9.5 million for Q3 2013 compared to $6.2 million for Q3 2012 due primarily to the increase in production and sales in Q3 2013. The San Dimas mining properties are depleted on a units-of-production basis and hence depletion increases as production increases.

General and administrative expenses

General and administrative expenses were $7.1 million for Q3 2013, compared to $9.4 million for Q3 2012, broken down as follows:

	Three months ended
	September 30
(In thousands of U.S. dollars)	2013	2012

Share-based payments	3,620	6,620
Salaries and wages	1,095	1,012
Rent and office costs	394	377
Legal, accounting, consulting, and other professional fees	1,050	756
Other general and administrative expenses	927	642
Total	7,086	9,407

The reduction in share-based payment expense in Q3 2013 was due to a 95% increase in the Company’s share price during Q3 2012, compared to a 19% increase during Q3 2013, which impacted the carrying value of units in the Company’s Phantom Share Unit Plan (“PSUP”). The carrying value of PSUs is marked-to-market each quarter based on the Company’s share price and the resulting adjustment is credited or charged to the statement of operations over the remaining vesting period of the PSUs. Other general and administrative expenses were higher in Q3 2013 partly due to increased spending on regulatory matters resulting from the Company’s ASX listing, as well as increased information technology and travel expenses related to higher staffing levels and increased travel to the Company’s operations and potential acquisition target.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

Other expense

Other expense was $0.6 million in Q3 2013, compared with $0.3 million in Q3 2012 due mainly to increased spending on financing initiatives.

Finance expense

Finance expense was a credit of $0.1 million for Q3, 2013, compared to a charge of $0.3 million forQ3 2012. Accrued interest on the promissory note and convertible note was $0.3 million higher in Q3 2012 than Q3 2013 due to the full settlement of the convertible note in August 2012, as well as a $5 million instalment payment on the promissory note made on December 31, 2012 and a $7.8 million principal repayment on account of the excess free cash flow covenant in the promissory note in February 2013. Foreign exchange

The Company recorded a foreign exchange loss of $0.3 million in Q3 2013 compared with a foreign exchange gain of $0.1 million in Q3 2012. The Mexican peso depreciated against the US dollar in Q3 2013 and appreciated against the US dollar in Q3 2012 resulting in unrealized foreign exchange losses in Q3 2013 and gains in Q3 2012 on peso-denominated assets net of liabilities.

Income taxes

The Company recorded an income tax expense of $5.0 million in Q3 2013 compared with an income tax recovery of $7.5 million in Q3 2012. The impact of foreign exchange on deferred tax assets and liabilities decreased tax expense by $8.5 million in Q3 2012 and increased tax expense by $0.3 million in Q3 2013. These adjustments arise because the Company’s Mexican subsidiary measures its non-monetary assets and liabilities in its functional currency (the US dollar) for book purposes but it computes its taxes (and, hence, the tax base of its non-monetary assets and liabilities) in pesos and under IFRS changes in the exchange rate give rise to temporary differences that result in a recognized deferred tax liability or asset, with an offsetting charge or credit to profit or loss. Note 7 of the financial statements for the three and nine months ended September 30, 2013 provides a reconciliation between expected taxes based on the statutory rate and the actual income tax expense (recovery).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

NINE MONTHS ENDED SEPTEMBER 30, 2013 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 2012

	2013	2012
			Change from prior year
	$	$	$	%
Revenue	152,589	139,342	13,247	10
Operating expenses	(64,592)	(56,167)	(8,425)	15
Depreciation and depletion	(25,738)	(21,257)	(4,481)	21
Total cost of sales	(90,330)	(77,424)	(12,906)	17
Earnings from mine operations	62,259	61,918	341	1
General and administrative	(16,789)	(18,939)	2,150	(11)
Finance, foreign exchange, and other expense	(8,399)	(985)	(7,414)	753
Earnings before income taxes	37,071	41,994	(4,923)	(12)
Income tax (expense) recovery	(5,426)	6,314	(11,740)	(186)
Net income for the period	31,645	48,308	(16,663)	(34)

Adjusted net income for the period	37,098	36,784	314	1

Net income per share	0.30	0.54	(0.24)	(44)
Adjusted net income per share	0.35	0.41	(0.06)	(15)

Weighted average number of common shares outstanding	106,082	89,709	16,373	18

The Company earned net income of $31.6 million ($0.30 per share) for the nine months ended September 30, 2013 (“YTD 2013”) compared with $48.3 million ($0.54 per share) for the nine months ended September 30, 2012 (“YTD 2012”). Higher sales volumes were offset by lower commodity prices and higher operating expenses. The accrual of a $5.5 million liability for historical social security premiums, covering the period from the acquisition of the San Dimas mine in August 2010 to the end of 2012, also reduced earnings in YTD 2013 (see Other expense below). Net income was further impacted by higher income tax expense in YTD 2013 primarily due to the impact of foreign exchange changes on deferred tax balances. Net income per share for YTD 2013 was also negatively impacted by an 18% increase in the number of weighted average shares outstanding due mainly to the issue of 18 million shares in May 2013 to acquire Cerro.

Adjusted net income, which primarily excludes the accrual for historical social security premiums in YTD 2013 and the impact of foreign exchange rate changes on deferred tax balances in YTD 2013 and YTD 2012, was $37.1 million ($0.35 per share) for YTD 2013, compared with $36.8 million ($0.41 per share) for YTD 2012.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

Revenue

Revenue was $152.6 million for YTD 2013, 10% higher than the same period in 2012. Revenue from gold increased 9% to $116.6 million in YTD 2013 from $106.8 million in YTD 2012. Gold sales increased 24% to 80,689 ounces in YTD 2013 from 64,980 ounces in Q3 2012, however, the average realized gold price decreased 12% to $1,445 per ounce in YTD 2013 from $1,643 per ounce in YTD 2012. Revenue from silver increased 11% to $36.0 million in YTD 2013 from $32.5 million in YTD 2012. Silver sales increased 19% to 4.48 million ounces in YTD 2013 from 3.76 million ounces in YTD 2012, but the average realized silver price decreased 7% to $8.03 per ounce in YTD 2013 from $8.65 per ounce in YTD 2012. The Company reached the 3.5 million ounce threshold under the silver purchase agreement with Silver Wheaton Caymans in early April 2013, and subsequently sold 999,046 ounces of silver at an average price of $21.60. In the prior year, the threshold was met at the end of April, and the Company subsequently sold 716,229 ounces of silver at an average price of $28.03.

Operating expenses

Operating expenses of the San Dimas mine were $64.6 million for YTD 2013, compared to $56.2 million for YTD 2012. Gold equivalent and by-product cash costs were $580 and $350, respectively, for YTD 2013, compared with $624 and $307, respectively, for YTD 2012. A 19% increase in total cash operating costs was offset by a 28% increase in gold equivalent ounces in 2013, resulting in a 7% decrease in cash costs per gold equivalent ounce. Cash operating costs increased to $63.1 million in YTD 2013 from $52.9 million in YTD 2012 mainly due to $8.1 million higher labour and contractor costs and $1.4 million higher mine and mill maintenance. Labour and contractor costs were impacted by $2.8 million year-over-year pay rate and bonus changes, $2.5 million higher social security premiums (see Other expense below) and $1.4 million for the use of long hole mining, which was introduced at San Dimas in the third quarter of 2012. By-product cash costs per ounce increased by 14% in YTD 2013 due mainly to the lower silver price realized on spot sales, which constrained by-product silver credits. Operating expenses in YTD 2013 include $0.2 million (2012 – $0.8 million) of share-based payment expense related to personnel at the mine.

Depreciation and depletion expense

Depreciation and depletion expense was $25.7 million for YTD 2013 compared to $21.3 million for YTD 2012 due mainly to the increased production and sales volumes. The San Dimas mining properties are depleted on a units-of-production basis and hence depletion increases as production increases.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

General and administrative expenses

General and administrative expenses were $16.8 million for YTD 2013, compared to $18.9 million for YTD 2012, broken down as follows:

	Nine months ended
	September 30
(In thousands of U.S. dollars)	2013	2012

Share-based payments	5,928	8,928
Salaries and wages	4,084	3,222
Rent and office costs	1,295	856
Legal, accounting, consulting, and other professional fees	2,570	3,549
Other general and administrative expenses	2,912	2,384
Total	16,789	18,939

The reduction in share-based payment expense in 2013 was due to a 12% decline in the Company’s share price in 2013, compared to a 58% increase in the Company’s share price in 2012, which impacted the carrying value of units in the Company’s Phantom Share Unit Plan (“PSUP”). The carrying value of PSUs is marked-to-market each quarter based on the Company’s share price and the resulting adjustment is credited or charged to the statement of operations over the remaining vesting period of the PSUs. The increase in salaries and wages reflects the hiring of new employees to support the Company’s growth and in particular to enhance its technical expertise. Legal, accounting, consulting and professional fees were higher in 2012 mainly due to not having an in-house legal function until the second quarter of 2012, consulting fees related to changing the method of estimating reserves and resources and fees for tax services in connection with the Company’s APA ruling. The increase in rent and office costs was due mainly to moving to a larger office location in Toronto in August 2012 and the increase in other general and administrative expenses was mainly due to higher spending on information technology and travel expenses. The staff increases and the acquisition of the Cerro del Gallo project resulted in more travel to the Company’s operations.

Other expense

Other expense was $6.7 million for YTD 2013, compared with $0.7 million for YTD 2012. The amount in 2013 includes $5.5 million in respect of social security premiums in Mexico for the period from the acquisition of the San Dimas mine in August 2010 to the end of 2012. When Primero acquired the San Dimas Mine in August 2010, a potential liability was known to exist related to the registration of employees at San Dimas under the Mexican social security system (“IMSS”). Mexico has a legal requirement that employees are registered for IMSS and that their employers pay premiums under the IMSS. The employees were not registered because government provided social security benefits were not available in the vicinity of the mine due to the remoteness of the location. Instead benefits were provided by the employer, DMSL. After the acquisition of the mine, Primero continued to provide social security benefits to its Mexican employees.

The Company was in talks with the IMSS authority for about two years before a resolution was reached in July 2013. Effective June 1, 2013 all of the Mexican employees were registered for IMSS and the Company is paying social security premiums on their behalf. In addition, on July 23, 2013, the IMSS authority notified the Company that it would be assessed $6.9 million in respect of past amounts due (including penalties and interest), dating back to August 2010. Consequently the Company accrued $6.9 million in its Q2 2013 financial statements, with $1.4 million, being the amount that relates to 2013, charged to operating expenses and $5.5 million, being the amount that relates to 2012 and earlier years, charged to other expenses in the statement of operations. The $6.9 million accrual was paid in August 2013.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

Finance expense

Finance expense was $0.9 million for YTD 2013, compared to $2.1 million for YTD 2012. Accrued interest on the promissory note and convertible note was $1.1 million higher in 2012 than 2013 due to the full settlement of the convertible note in August 2012, as well as a $5 million instalment payment on the promissory note made on December 31, 2012 and a $7.8 million principal repayment on account of the excess free cash flow provision in the promissory note in February 2013 (see “LIQUIDITY AND CAPITAL RESOURCES” below).

Foreign exchange

The Company recorded a foreign exchange loss of $1.0 million for YTD 2013 compared with a foreign exchange gain of $0.3 million for YTD 2012. The Mexican peso depreciated against the US dollar in the first nine months of 2013 and appreciated against the US dollar in the first nine months of 2012, producing unrealized foreign exchange losses and gains, respectively, in 2013 and 2012 on the conversion of peso denominated asset and liability balances.

Income taxes

The Company recorded an income tax expense of $5.4 million for YTD 2013, compared with an income tax recovery of $6.3 million for YTD 2012. The impact of foreign exchange on deferred tax assets and liabilities resulted in a deferred tax recovery of $11.7 million in YTD 2012 and a deferred tax expense of $0.5 million in YTD 2013. These adjustments arise because the Company’s Mexican subsidiary measures its non-monetary assets and liabilities in its functional currency (the US dollar) for book purposes but it computes its taxes (and, hence, the tax base of its non-monetary assets and liabilities) in pesos and under IFRS changes in the exchange rate give rise to temporary differences that result in a recognized deferred tax liability or asset, with an offsetting charge or credit to profit or loss. Note 7 of the financial statements for the three and nine months ended September 30, 2013 provides a reconciliation between expected taxes based on the statutory rate and the actual income tax expense (recovery).

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

EIGHT QUARTER SELECTED FINANCIAL DATA

The following table provides summary unaudited financial data for the last eight quarters.

(In thousands of US$ except for per
share amounts and operating data)		2013			2012			2011
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
						(Restated)	(Restated)	(Restated)
Revenue	53,793	52,475	46,321	43,597	38,277	57,061	44,004	35,645
Net income	10,080	4,241	17,325	1,245	11,586	6,579	30,143	31,216
Basic income per share	0.09	0.04	0.18	0.01	0.12	0.07	0.34	0.35
Diluted income per share	0.09	0.04	0.18	0.01	0.12	0.07	0.31	0.32
Adjusted net income	10,959	17,039	9,415	4,528	2,634	15,369	18,780	4,685
Adjusted net income per share	0.09	0.16	0.10	0.05	0.03	0.17	0.21	0.05
Operating cash flow before
working capital changes	20,926	16,932	19,309	17,775	15,448	35,813	20,944	14,602
Cash	125,709	130,390	141,246	139,244	133,130	125,733	86,268	80,761
Total assets	783,883	780,316	692,015	670,506	662,069	640,919	636,210	609,259
Long-term liabilities	49,392	49,678	48,745	45,071	60,676	53,745	52,196	52,299
Equity	696,159	684,749	590,340	571,738	567,683	525,848	518,867	487,840
Gold produced (ounces)	31,791	26,904	24,190	23,143	18,892	23,277	22,588	20,191
Gold equivalent ounces produced	41,998	39,089	27,656	26,310	25,582	33,598	25,793	23,115
Gold sold (ounces)	30,261	25,692	24,736	22,404	17,100	24,876	23,004	18,487
Average price realized per gold ounce	$1,338	$1,398	$1,626	$1,715	$1,646	$1,610	$1,678	$1,679
Cash cost per gold equivalent ounce	$516	$551	$719	$677	$699	$525	$674	$719
Cash cost per gold ounce, net of silver by-products	$252	$167	$589	$535	$363	$44	$532	$580
All-in sustaining costs (per gold ounce)	$974	$659	$1,236	$1,644	$1,240	$637	$1,041	$1,274
Silver produced (million ounces)	1.62	1.46	1.37	1.32	1.14	1.36	1.32	1.20
Silver sold at fixed price (million ounces)	1.18	0.82	1.48	1.25	0.80	0.92	1.33	1.11
Silver sold at spot (million ounces)	0.40	0.60	-	-	0.25	0.47	-	-

Gold production in Q3 2013 was a record for the Company due to achieving the highest grade since the Company has owned the San Dimas mine and higher throughput attributed in part to the Company’s optimization project, which was completed at the end of Q1 2013. Gold production, and accordingly sales, were lower in Q3 2012 than Q1, Q2 and Q4 2012 partly as expected, given the sequencing of the mine plan and also because of power interruptions, which impacted the Company’s ability to complete the planned underground development and, as a result, production tonnage, for the quarter. Revenue in Q3 2013, Q2 2013, Q3 2012, Q2 2012 and Q3 2011 included $8.4 million, $13.2 million, $6.8 million, $13.3 million and $9.8 million, respectively, of silver sales at spot prices, after the Company reached the annual threshold for deliveries under the silver purchase agreement. These silver spot sales also reduced cash costs and particularly by-product cash costs, in the second and third quarters of each year.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

Quarterly net income fluctuates in part as a result of items which are adjusted out in the calculation of adjusted net income, for example the impact of foreign exchange rate changes on deferred tax assets and liabilities. The reduction in adjusted net income in Q4 2012 and Q3 2012 compared with the other quarters was due mainly to lower sales volumes as described above and higher stock-based compensation, resulting from the increase in the value of issued phantom share units as a result of the increase in the price of the Company’s common shares..

The cash balance of $125.7 million at the end of Q3 2013 reflects the payout of $7.1 million of PSUs and $6.9 million of historical social security premiums, as well as above average capital expenditures at San Dimas in the quarter. Cash in Q1 2012 reflects the repayment of the first $5 million instalment of the promissory note plus $4.4 million in accrued interest thereon (see “Debt” below under “LIQUIDITY AND CAPITAL RESOURCES”), cash in Q4 2012 also reflects the second $5 million repayment installment of the promissory note and interest paid of $2.8 million, and cash in Q1 2013 reflects a $7.8 million excess free cash flow payment against the principal of the promissory note. Cash in Q4 2011 was reduced by the $30 million convertible note repayment.

The significant increase in equity (and total assets) in Q2 2013 was due mainly to the issue of 18 million of the Company’s common shares to acquire Cerro.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Non – GAAP measure – Cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body that represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company’s primary business is gold production and maximizing returns from gold production, with other metal production being incidental to the gold production process. As a result, the Company's non-GAAP performance measures are disclosed on a per gold ounce or per gold equivalent ounce basis. The following table provides a reconciliation of total cash costs per ounce to operating expenses (the nearest GAAP measure) per the consolidated financial statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
Operating expenses per the consolidated financial statements ($000's)	21,316	19,021	64,592	56,167
Share-based payment included in operating expenses($000's)	(306)	(421)	(235)	(817)
Inventory movements and adjustments ($000's)	650	(728)	(1,294)	(2,452)
Total cash operating costs ($000's)	21,660	17,872	63,063	52,898
Ounces of gold produced	31,791	18,892	82,886	64,757
Gold equivalent ounces of silver produced	10,207	6,690	25,857	20,071
Gold equivalent ounces produced	41,998	25,582	108,743	84,828
Total cash costs per gold equivalent ounce	$516	$699	$580	$624

Total cash operating costs ($000's)	21,660	17,872	63,063	52,898
By-product silver credits ($000's)	(13,658)	(11,013)	(35,739)	(32,987)
Cash costs, net of by-product credits ($000's)	8,002	6,859	27,324	19,911
Ounces of gold produced	31,791	18,892	82,886	64,757
Total by-product cash costs per gold ounce produced	$252	$363	$330	$307

Gold equivalent ounces of silver produced are computed as silver ounces produced multiplied by the ratio of the average realized silver price to the average realized gold price during each quarter. For the year-to-date periods, the computation is the aggregation of each quarter’s gold equivalent ounces of silver included in the year-to-date period. The computations are shown below.

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Silver ounces produced (millions) (A)	1.62	1.14	4.45	3.82

Average realized silver price (B)	$8.42	$9.66	$8.03	$8.65

Average realized gold price (C)	$1,338	$1,646	$1,445	$1,643

Gold equivalent ounces of silver (A)x (B)/(C)	10,207	6,690	25,857	20,071

The Company produces one by-product metal, being silver. By-product silver credits are computed as silver ounces produced multiplied by the average realized silver price during a quarter. Cash costs without adjusting for by-product credits would be computed on a co-product basis, whereby total cash operating costs would be allocated separately to production of gold and silver. The basis for the allocation of costs is typically relative realized sales prices, which results in co-product cash costs being exactly the same as cash costs on a gold equivalent ounce basis. Hence cash costs without adjusting for by-product credits are equal to cash costs per gold equivalent ounce.

The Company sells the majority of its silver production at a fixed price of approximately $4 per ounce pursuant to a silver purchase agreement that the Company assumed when it acquired the San Dimas mine.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

The fixed price approximated the cost of producing silver at the time the silver purchase agreement was entered into by the previous mine owner. The fixed price is reflected in the calculation of by-product silver credits.

Management uses total cash costs per gold equivalent ounce and by-product cash costs per gold ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. Management also believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales supplementary to the gold production process, thereby allowing management and the Company’s other stakeholders to assess the net costs of gold production.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

Non – GAAP measure – All-in sustaining costs per gold ounce

In June 2013, the World Gold Council (“WGC”) published a guidance note on non-GAAP metrics available to companies in the gold industry to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies, including Primero. The WGC is not a regulatory industry organization. The WGC worked with its member companies to develop the definition “all-in sustaining costs per gold ounce”, which it believes to be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

The Company has adopted the reporting of “all-in sustaining costs per gold ounce”. This metric is a non-GAAP performance measure and has no standardized meaning throughout the industry. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis.

The Company presents all-in sustaining costs because it believes that it more fully defines the total current cost associated with producing gold. The Company also believes that this measure allows investors and other stakeholders of the Company to better understand its costs of producing gold and better assess the Company’s ability to generate cash flow from current operations. Management also uses all-in sustaining costs in evaluating the efficiency of its operations because it believes that IFRS measures, such as operating expenses, do not capture all of the costs incurred to discover, develop, and sustain gold production. As the measure seeks to reflect the full cost of gold production from current operations, it does not include capital expenditures attributable to development projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments and financing costs. In addition, the calculation of all-in sustaining costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. Even though, this measure is not representative of all of the Company’s cash expenditures management believes that it is a useful measure in allowing it to analyze the efficiency of its current gold mining operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

The following table provides a reconciliation of all-in sustaining costs per gold ounce to the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2013:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Cash costs, net of by-product credits ($000's)	8,002	6,859	27,324	19,911
Corporate general and administrative expenses
Share-based payments ($000's)	3,620	6,620	5,928	8,928
Other general and administrative expenses ( $000's)	3,466	2,787	10,861	10,011
Reclamation cost accretion ($000's)	160	182	480	546
Sustaining capital expenditures ($000's)	15,711	6,984	34,596	21,981
All-in sustaining costs ($000's)	30,959	23,432	79,189	61,377

Ounces of gold produced	31,791	18,892	82,886	64,757

All-in sustaining costs per gold ounce	$974	$1,240	$955	$948

Adjustments

All-in sustaining costs adjust “cash costs, net of by-product credits”, for corporate general and administrative expenses, reclamation cost accretion and sustaining capital expenditures. Corporate general and administrative expenses are included as a line item on the Company’s statement of operations. Sustaining capital expenditures and reclamation cost accretion are not line items on the Company’s financial statements.

Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures, which are disclosed in the consolidated statements of cash flows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
Capital expenditures per consolidated statements of cash flows	21,533	7,208	46,255	22,653
Less: San Dimas non-sustaining capital expenditures	(4,519)	(178)	(10,059)	(558)
Less: capital expenditures attributable to
Cerro del Gallo and Corporate	(1,303)	(46)	(1,600)	(114)
Sustaining capital expenditures attributable to San Dimas	15,711	6,984	34,596	21,981

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

The Company’s exploration program comprises delineation drilling, exploration drilling, exploration drifting and regional exploration. The costs related to delineation drilling, exploration drilling and exploration drifting are included in all-in sustaining costs. The regional exploration program is designed to identify new mineral targets on the Company’s extensive land holdings in order to grow production rather than sustain production.

Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. The Company has prepared a discounted cash flow model of the estimated costs to remediate the San Dimas site at the end of the estimated mine life. Reclamation cost accretion was calculated based on a discount rate of 7.75% and estimated remediation costs of $28.9 million, which are generally expected to be incurred in 2035 and 2036. Reclamation cost accretion is included in finance expense in the Company’s consolidated statements of operations and comprehensive income.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

Non – GAAP measure – Adjusted net income

The Company has included the non-GAAP performance measures of adjusted net income and adjusted net income per share, throughout this document. Items are adjusted where considered to be unusual or non-recurring based on the historical and expected future performance of the Company. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended		Nine months ended
(In thousands of US dollars except per share amounts)	September 30,		September 30,
	2013	2012	2013	2012

Net income	10,080	11,586	31,645	48,308
(Gain) loss on derivative contracts	-	(721)	-	(524)
Impact of foreign exchange on deferred income tax assets and liabilities	279	(8,527)	457	(11,666)
Liability for social security payments, net of tax	-	-	3,823	-
Transaction costs	600	296	1,173	666
Adjusted net income	10,959	2,634	37,098	36,784

Adjusted net income per share	0.09	0.03	0.35	0.41

Weighted average number of common shares outstanding (basic)	115,545,882	93,203,449	106,082,035	89,709,072

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

Non – GAAP measure - Operating cash flows before working capital changes

The Company has included the non-GAAP measures operating cash flows before working capital changes and operating cash flows before working capital changes per share in this MD&A. Non-GAAP performance measures do not have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to cash (used in) provided by operating activities (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended		Nine months ended
(In thousands of US dollars except per share amounts)	September 30,		September 30,
	2013	2012	2013	2012
Cash provided by operating activities	15,782	15,945	43,605	85,541
Change in non-cash operating working capital	5,144	(497)	13,330	(14,671)
Operating cash flows before working capital changes	20,926	15,448	56,935	70,870

Operating cash flows before working capital changes per share	0.18	0.17	0.54	0.79
Weighted average number of common shares outstanding (basic)	115,545,882	93,203,449	106,082,035	89,709,072

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

LIQUIDITY AND CAPITAL RESOURCES

THREE MONTHS ENDED SEPTEMBER 30, 2013 COMPARED WITH THREE MONTHS ENDED SEPTEMBER 30, 2012

Net cash flows for the three months ended September 30, 2013 and 2012 were as follows:

	Three months ended
(In thousands of US dollars)	September 30,
	2013	2012
Cash Flow:	$	$
Provided by operating activities	15,782	15,945
Used in investing activities	(21,471)	(7,020)
Provided by financing activities	1,006	(1,908)
Effect of exchange rate changes on cash	2	380
(Decrease) increase in cash	(4,681)	7,397
Cash, beginning of period	130,390	125,733
Cash, end of period	125,709	133,130

Operating activities

During Q3 2013, the Company’s net cash flows provided by operating activities were $15.8 million, comprising cash flows before changes in working capital of $20.9 million, and changes in non-cash working capital of ($5.1) million. The cash flows before changes in working capital primarily comprised cash earnings from mine operations of $32.8 million, offset by cash general and administrative costs of $3.5 million, PSU payouts of $7.1 million, and income taxes paid of $0.4 million. The change in non-cash working capital of ($5.1) million mainly resulted from paying $6.5 million of trade and taxes payable and an increase in trade and other receivables of $1.7 million, partially offset by the refund of taxes receivable of $3.0 million.

During Q3 2012, the Company’s net cash flows provided by operating activities were $15.9 million, comprising cash flows before changes in working capital of $15.4 million and changes in non-cash working capital of $0.5 million. The cash flows before changes in working capital primarily comprised cash earnings from mine operations of $19.7 million, offset by cash general and administrative costs of $2.8 million and income taxes paid of $0.5 million.

Investing activities

Cash flows used in investing activities were $21.5 million in Q3 2013, compared with $7.0 million in Q3 2012. The majority of the outflows in Q3 2013 and substantially all of the outflows in Q3 2012 were for capital expenditures at the San Dimas Mine. In Q3 2013, the Company spent $6.8 million on major projects, $5.5 million on equipment and sustaining projects and $7.8 million on exploration, drifting and mine development at San Dimas and $1.3 million at Cerro del Gallo. The major projects mainly comprised $3.0 million for the mill expansion project to increase throughput to 2,500 TPD and $2.6 million to the new waste pad. The mill expansion project is expected to be completed in Q1 2014 and the mine development activity to match the expanded mill capacity will be completed in Q2 2014. Most of the cash outflows for investing activities in Q3 2012 were for exploration, drifting and mine development.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

Financing activities

In Q3 2013, the Company received $1.0 million of cash from financing activities, upon the exercise of stock options. In Q3 2012, the Company paid $1.9 million of cash for financing activities, being interest on the convertible note. The $30 million note was converted into common shares on its August 6, 2012 maturity date.

NINE MONTHS ENDED SEPTEMBER 30, 2013 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 2012

Net cash flows for the nine months ended September 30, 2013 and 2012 were as follows:

	Nine months ended
(In thousands of US dollars)	September 30,
	2013	2012
Cash Flow:	$	$
Provided by operating activities	43,605	85,541
Used in investing activities	(50,476)	(21,633)
Used in financing activities	(5,870)	(11,314)
Effect of exchange rate changes on cash	(794)	(225)
(Decrease) increase in cash	(13,535)	52,369
Cash, beginning of period	139,244	80,761
Cash, end of period	125,709	133,130

Operating activities

During YTD 2013, the Company’s net cash flows provided by operating activities were $43.6 million, comprising cash flows before changes in working capital of $56.9 million and changes in non-cash working capital of ($13.3) million. The cash flows before changes in working capital primarily comprised cash earnings from mine operations of $88.2 million, offset by cash general and administrative costs of $10.9 million, $12.9 million for PSU payouts, $5.5 million for historical social security premiums dating back to August 2010 (see NINE MONTHS ENDED SEPTEMBER 30, 2013 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 2012 - Other expense above) and income taxes paid of $0.9 million. The change in non-cash working capital of ($13.3) million mainly resulted from increases of $4.1 million and $7.0 million in prepaid expenses and trade, taxes and other receivables, respectively, as well as a payments for trade, taxes and other payables of $1.9 million.

During YTD 2012, the Company’s net cash flows provided by operating activities were $85.5 million, being cash flows before changes in working capital of $70.9 million and changes in non-cash working capital of $14.7 million. The cash flows before changes in working capital primarily comprised cash income from mine operations of $84.0 million, offset by cash general and administrative costs of $10.0 million and income taxes paid of $1.5 million. The change in non-cash working capital of $14.7 million resulted primarily from the collection of taxes receivable after filing the APA application in October 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

Investing activities

Cash flows used in investing activities were $50.5 million in YTD 2013, compared with $21.6 million in YTD 2012. A substantial part of the outflows in YTD 2013 and YTD 2012 were for exploration and delineation drilling and drifting and mine development ($21.5 million and $16.3 million in YTD 2013 and YTD 2012, respectively). In addition, in YTD 2013, the Company spent $6.3 million on the mill expansion project to increase throughput to 2,500 TPD, $3.4 million on the new waste pad, $1.7 million to initiate a project to expand the power capacity at its hydro-electric facility that is expected to be completed by the end of 2014 and $10.5 million on equipment and sustaining projects. In YTD 2013, the Company also used $4.4 million of cash as part of the acquisition of Cerro and investment in Santana.

Financing activities

The Company used $5.9 million of cash for financing activities in YTD 2013, comprising the $7.8 million excess free cash flow payment relating to the promissory note (see “Debt” below), partially offset by $1.9 million of cash received upon the exercise of stock options.

The Company used $11.3 million of cash for financing activities in YTD 2012, relating to the repayment of the first $5.0 million instalment under the promissory note and $4.4 million of interest thereon, as well as $1.9 million of interest paid on the convertible note prior to conversion (see “Debt” below).

Debt

On August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued a promissory note for $50 million and a convertible note for $60 million to DMSL, a subsidiary of Goldcorp. The convertible note was fully repaid in August 2012.

The promissory note bears interest at 6% per annum and is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. On January 3, 2012, the Company repaid the first $5 million annual installment plus accrued interest of $4.4 million. The second annual installment of $5 million plus accrued interest of $2.8 million was paid on December 31, 2012. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance. The Company generated excess free cash flow of $15.6 million during the year ended December 31, 2012 and accordingly paid $7.8 million to the note holder in February 2013. As at September 30, 2013, the amount outstanding under the promissory note was $32.2 million.

The Company is subject to a number of externally imposed capital requirements relating to its debt. The requirements are both financial and operational in nature; the Company has complied with all such requirements during the period.

Pursuant to the terms of the promissory note the Company is required to maintain the following financial covenants:

•	Tangible net worth as at the end of each fiscal quarter of at least $400 million, and
•	Free cash flow of at least $10 million, calculated on a rolling four fiscal quarter basis.

Tangible net worth means equity less intangible assets. Free cash flow means cash flow from operating activities as reported in the consolidated statement of cash flows, less the aggregate of capital expenditures at the San Dimas mine, principal and interest on the promissory note, and up to $5 million per year on account of acquisition opportunities.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

Liquidity outlook

As at September 30, 2013, the Company had cash of $125.7 million and working capital of $122.8 million. Management estimates that based on spot metal prices at the point of writing this MD&A, San Dimas will generate average annual after-tax operating cash flows of approximately $90 million (including the tax reform changes discussed below). The Company expects its current cash resources, as well as ongoing cash flow from the San Dimas mine, will be sufficient to fund its operations and certain potential acquisition opportunities for the foreseeable future. Nonetheless, in order to enhance its financial flexibility, the Company is in negotiations with a major financial institution to secure a revolving line of credit of $75 million, which it expects to complete in Q4 2013, and is also considering other financing initiatives.

When the Company purchased the San Dimas mine it assumed a silver purchase agreement under which the majority of silver produced at the mine was sold at a fixed price of approximately $4 per ounce. On October 4, 2012, the Company received a ruling from the Mexican tax authorities that confirmed that the Company's Mexican subsidiary appropriately records revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices effective from August 6, 2010. This ruling significantly improves the Company’s cash flow over the five-year duration of the ruling (which expires at the end of 2014). Assuming the Company continues to sell silver from its San Dimas mine on the same terms and there are no changes in the application of Mexican tax laws relative to the ruling, the Company expects to pay taxes on realized prices for the life of the San Dimas mine.

The Company expects to spend approximately $45 million on capital expenditures at the San Dimas mine in 2013, with approximately 52% of 2013 capital expenditures allocated to projects and 48% to operations. The 2013 project capital includes the mill expansion to 2,500 TPD ($10.7 million), the first phase of a two-year waste rock pad project ($6.8 million) designed to support the long-term waste disposal at San Dimas and the initial expenditure to increase the capacity of the Company’s hydro-electric facility ($3 million). In addition, the Company expects to spend approximately $15.4 million on exploration, aimed towards increasing reserves and resources and defining higher-grade underground ore. The exploration work will be divided between district exploration (field activities and exploration drilling from surface on the San Dimas property as well as the Ventanas property) and mine exploration (delineation and exploration drilling and drifting from underground in the San Dimas mine). The mine exploration program includes approximately 89,000 metres of diamond drilling, comprising 41,000 metres of exploration drilling and 48,000 metres of delineation drilling. In addition, the Company expects to undertake 3,800 metres of exploration drifting in 2013. The district exploration program includes approximately 19,000 metres of drilling and will focus mainly on new discoveries as well as on the surface features of the known underground veins. For the nine months ended September 30, 2013, the Company had spent approximately $44 million on capital expenditures at San Dimas including exploration, leaving approximately $16 million to be spent in the last quarter of 2013.

Capital expenditures for the Cerro del Gallo project

The Company completed the acquisition of Cerro on May 22, 2013. After the spinout of Cerro’s non-Cerro del Gallo assets to Santana Minerals Limited (“Santana”) , Cerro’s only mining property was its 69.2% interest in the Cerro del Gallo project. The Company has reduced its estimated capital spending in 2013 to approximately $15 million (on a 100% ownership basis) in order to advance the project to a construction decision. This spending is expected to be sufficient to complete all outstanding permitting, land acquisition, basic engineering of the mine processing facilities and a preliminary exploration program, including condemnation drilling. The Company expects to make a construction decision before the end of 2013. Given the significant decline in the gold price in 2013 the Company is committed to advancing the project to a construction decision with a limited investment and will make a construction decision based on the market conditions and the return expected from the project at the end of the year.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

The May 2012 Definitive Feasibility Study (“DFS”)1 on the Cerro del Gallo project contemplated only a phase one (“Phase I”) heap leach of 4.5 million tonnes per year of oxidized and partially oxidized ore for 7.2 years of production. In March 2011, a preliminary assessment identified a potential phase two (“Phase II”) addition of carbon-in-leach (“CIL”) processing of fresh rock commencing in year 5.

Following the acquisition of the Cerro del Gallo project Primero commenced an assessment of the alternatives to the long term development of the project which include a heap leach only operation (Phase I), an accelerated timetable for the CIL processing facility (Phase II) and a CIL only operation. The key elements of the assessment will be the trade-off between capital and metal recovery as well as the impact of various processing approaches to the reserve and resource base. Further drilling is part of this assessment program and will focus on the detailed metallurgical characterization of the transition zone as well as the unoxidized mineralization at depth and lateral to ore considered in the Phase I development plan. The exploration work also being conducted concurrently will be an important component for the development decision. The Company expects to complete its assessment by the end of 2013 concurrent with its construction decision. The DFS estimated capital expenditures of $154 million (based on 100% ownership) for the Phase 1 heap leach. The Company is currently completing its own optimization and costing studies.

Primero expects to spend approximately $4 million of the budgeted $15 million in 2013 on exploration. The exploration program includes 12,000 metres of infill drilling and condemnation drilling as well as regional mapping and geochemical assessment. This is the first exploration program conducted on the Cerro del Gallo property since 2008. The infill drilling program is designed to convert inferred resources to indicated resources in the central part of the mineralized zone. The Company expects to publish an updated Reserve and Resource estimate for Cerro del Gallo in early 2014. The condemnation drilling program is designed to sterilize the area for future waste dump and leach pads.

Recent Mexican tax reform announcement

On October 31, 2013, the Mexican Congress approved an extensive tax reform bill that has far reaching implications to the mining sector and taxpayers generally. The reforms include a tax-deductible mining royalty of 7.5% on earnings before the deduction of interest, taxes, depreciation and amortization, with precious metals mining companies paying an additional 0.5% on precious metals revenue, which is a significant increase to the 5% rate proposed in April 2013. In addition, the long term corporate tax rate will remain at 30% rather than reduce to 28% as originally planned and deductions for accelerated depreciation of exploration costs and certain other capital expenditures are no longer allowed. The tax reform bill has now been sent to the President for signature and enactment. It is expected to be enacted by November 15, 2013 and be effective on January I, 2014. The new tax reforms are applicable on a prospective basis and therefore affect future earnings from the Company’s mining operations in Mexico. Mining companies may be able to undertake community development projects in lieu of the royalty. Under the proposal, in each state, a committee for the regional development of mining areas would be created, with representatives from the federal, state and municipal governments, native communities, and the mining companies operating in the State. This committee would establish infrastructure and public works projects to benefit the areas surrounding mining activity that should be carried out by each mining company. The expenses associated with these projects would be allowed as credits against the royalty.

___________________________________________
1 Refer to “Technical Report, First Stage Heap Leach Feasibility Study, Cerro del Gallo Gold Silver Project, Guanajuato, Mexico, Effective Date: 11th May 2012, Report Date: 29th June 2012” filed on www.sedar.com.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

The impact of the tax reforms on the Company is significant and is estimated to be approximately $14 million in 2014. Everything else being equal, the impact reduces somewhat in later years due to higher deductions for depreciation and exploration costs resulting from the elimination of accelerated deductions for these items.

Related party transactions

At September 30, 2013, Goldcorp owned approximately 27% of the Company’s common shares. The Company has a promissory note outstanding to a wholly-owned subsidiary of Goldcorp. Interest accrues on the promissory note and is recorded within trade and other payables. A payment of $5 million plus accrued interest of $4.4 million was paid under the terms of the Promissory note on January 3, 2012. The second annual installment of $5 million plus accrued interest of $2.8 million was paid on December 31, 2012. In addition to the annual installments, the Company paid $7.8 million against the principal balance on February 21, 2013, in compliance with the free cash flow covenant contained in the promissory note (Note 10). In addition, DMSL owns 30.8% of the entity which owns the Cerro de Gallo project.

During the three and nine months ended September 30, 2013, $0.1 and $0.3 million (2012 - $0.6 million and $2.2 million) was paid to DMSL for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL. These amounts are considered to be at fair value. As at September 30, 2013, the Company had an amount payable of $2.5 million owing to DMSL (December 31, 2012 - $2.3 million) and an amount receivable from Goldcorp Inc. of $nil (December 31, 2012 - $0.3 million).

Shares issued

The Company issued 17,983,956 shares to acquire Cerro and 495,000 shares upon the exercise of stock options in the nine months ended September 30, 2013.

Outstanding Share Data

Shareholders’ equity as at September 30, 2013 was $696.2 million compared to $571.7 million as at December 31, 2012.

Share Capital

As at September 30, 2013, the Company had 115,684,578 common shares outstanding (97,205,622 as at December 31, 2012). As at the date of this MD&A, the Company had 115,684,578 common shares outstanding.

Options

As at September 30, 2013 and the date of this MD&A, the Company had 8,009,990 options outstanding with a weighted average exercise price of Cdn$5.85; of these 7,699,990 were exercisable with a weighted average exercise price of Cdn$5.93.

Common Share Purchase Warrants

As at September 30, 2013 and the date of this MD&A, the Company had a total of 20,800,000 common share purchase warrants outstanding with a weighted average exercise price of Cdn$8.00 per share, all of which are exercisable. On February 6, 2012, 476,980 brokers’ warrants with an exercise price of Cdn$6.00 expired.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

PSUs exercisable into shares

As at September 30, 2013 and the date of this MD&A, the Company had 262,407 Directors PSUs outstanding, of which 100,289 PSUs vest and expire on December 1, 2013, 100,289 PSUs vest and expire on December 1, 2014 and 61,829 PSUs vest and expire on December 1, 2015. A person holding Director PSUs is entitled to elect to receive, at vesting either (1) a cash amount equal to the volume weighted average trading price per common share over the five preceding trading days, or (2) the number of common shares equal to the number of Directors’ PSUs (subject to the total number of common shares issuable at any time under the Directors’ PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company). If no election is made, the Company will pay out such Directors’ PSUs in cash.

As at September 30, 2013 and the date of this MD&A, the Company had 401,017 PSUs outstanding under the 2013 PSU Plan (“2013 PSUs”), which vest and expire between May 10, 2014, and December 31, 2016. A person holding 2013 PSUs is entitled to receive at vesting, at the Company’s option, either (1) a cash amount equal to the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of 2013 PSUs (subject to the total number of common shares issuable at any time under the 2013 PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company) or (3) a combination of cash and shares.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

ADOPTION OF NEW ACCOUNTING STANDARDS

Changes in accounting policies and future accounting pronouncements

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”). The amendments are effective for annual periods beginning on or after July 1, 2012. The amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the Consolidated Statement of Operations from those that will not be reclassified. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

The Company applied the amendments to IAS 1 effective January 1, 2013 and accordingly has grouped OCI items as required for both the current and comparative period.

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 - Consolidation- Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 - Consolidated and Separate Financial Statements. IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

The Company adopted IFRS 10 on January 1, 2013 on a retrospective basis; there has been no impact upon the Company’s financial statements as a result of the adoption.

IFRS 11, Joint Arrangements, supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures (amended in 2011).

The Company adopted IFRS 11 on January 1, 2013 on a retrospective basis. There was no impact on the Company’s financial statements in the prior period. The Company accounts for its investment in the entity which owns the Cerro del Gallo project as a joint operation.

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 relates to how to measure fair value, not what should be measured at fair value. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activities in the production phase of an open-pit mine when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. The IFRIC allows a company to determine a measure to allocate costs between inventory produced and the stripping activity asset; the IFRIC provides examples of measures.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013. With the acquisition of Cerro on May 22, 2013, the Company acquired a 69.2% interest in the Cerro del Gallo project, which is planned to be an open pit mine. The Company will apply the provisions of IFRIC 20 to the Cerro del Gallo project and develop a policy for allocation of costs once stripping activity begins.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

Inventories

Finished goods, work-in-process and stockpiled ore are valued at the lower of average production cost and net realizable value.

The Company records the costs of mining ore in process as work-in-process inventories measured at the lower of cost and estimated net realizable value. These costs are charged to income and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions used in the measurement of work-in-process inventories include quantities of recoverable ounces of gold and silver in the mill processing circuits and the price per gold ounce expected to be realized when the ounces of gold are recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its work-in-process inventories, which would reduce the Company’s income and working capital. At September 30, 2013, the average costs of inventories are significantly below their net realizable values.

Mining interests and impairment testing

The Company records mining interests at cost. Exploration costs are capitalized where they meet the Company’s criteria for capitalization.

A significant portion of the Company’s mining properties are depleted using the units-of-production method. Under the units-of-production method, depletion of mining properties is based on the amount of reserves and the portion of mineralization expected to be recovered from the mines. If estimates of reserves and mineralization expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves and mineralization expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s income and net assets.

The Company reviews and evaluates its mining properties for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. For the three months and nine months ended September 30, 2013, no events or changes in circumstances were identified which would indicate an impairment and as such no impairment review was performed. If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs may not be recovered based on current economics or permitting considerations, the Company would be required to write down the carrying amounts of its mining properties, which would reduce the Company’s earnings and net assets.

Plant and equipment are depreciated over their estimated useful lives. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amounts of its plant and equipment, or increase the amount of future depreciation expense, both of which would reduce the Company’s income and net assets.

Fair value of assets purchased in a business combination

The Company’s business combinations are accounted for using the acquisition method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. No goodwill has been recorded to date.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

Assumptions underlying fair value estimates are subject to significant risks and uncertainties, which if incorrect could lead to an overstatement of the mineral properties of the Company which would then be subject to an impairment test as described above.

Reclamation and closure cost obligations

The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. IFRS requires the Company to recognize the fair value of a decommissioning liability, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash outflows underlying the initial fair value measurements, and changes to the discount rate used to present value the cash flows, both of which may result in a corresponding change to the carrying values of the related assets. The capitalized asset retirement costs are amortized to income over the life of the related assets using the units-of-production method. Should the estimation of the reclamation and closure cost obligations be incorrect, additional amounts may need to be provided for in future which could lead to an increase in both the liability and associated asset. Should the reported asset and liability increase, the amortization expense in the statement of operations of the capitalized asset retirement cost would increase.

Taxation

The Company recognizes the future tax benefit related to deferred income tax assets to the extent that it is probable that future taxable profits will be available against which they can be utilized. Assessing the recoverability of deferred income tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management.

The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities. The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

The recoverability of deferred income tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of current and deferred income taxes recognized by the Company, as well as deferred income tax assets and liabilities recorded at September 30, 2013.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

Share-based payments

For equity-settled stock option awards, the fair value of the award is charged to the statement of operations and credited to the share-based payment reserve rateably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. To the extent that the inputs into the Black-Scholes pricing model are inaccurate, there could be an increase or decrease to the share-based payment charge to the statement of operations.

Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the three and nine months ended September 30, 2013. At September 30, 2013, the Company expects its capital resources and projected cash flows from continuing operations to support its normal operating requirements on an ongoing basis, planned development and exploration of its mineral properties, and other expansionary plans. At September 30, 2013, there were no externally imposed capital requirements to which the Company is subject and with which the Company had not complied.

Financial instruments

The Company’s financial instruments at September 30, 2013 consist of cash, trade and other receivables, trade and other payables, and debt.

At September 30, 2013 the carrying amounts of cash, trade and other receivables, trade and other payables are considered to be reasonable approximation of their fair values due to their short-term nature.

The fair value of the promissory note upon initial recognition was considered to be its face value and the promissory note has subsequently been carried at amortized cost. At September 30, 2013, the fair value of the promissory note was $33.9 million using a discounted future cash-flow analysis.

RISKS AND UNCERTAINTIES

Financial instrument risk exposure

The following describes the types of financial instrument risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

(a)        Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Company limits the concentration of credit risk, ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets, invests its cash in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at September 30, 2013 is considered to be negligible.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

The Company’s maximum exposure to credit risk at September 30, 2013 and December 31, 2012 was as follows:

	September 30, 2013	December 31, 2012
		$

Cash	125,709	139,244
Trade and other receivables	5,875	3,792
Taxes receivable	9,168	5,914

(b)      Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has developed a planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansionary plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at September 30, 2013:

					December 31
	September 30, 2013				2012
	Within		Over
	1 year	2-5 years	5 years	Total	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	21,993	-	-	21,993	23,645
Stock based compensation payable	5,523	3,521	-	9,044	16,864
Taxes payable	2,142	-	9,570	11,712	8,264
Promissory note and interest	7,057	29,649	-	36,706	45,196
Minimum rental and operating lease payments	862	1,404	-	2,266	2,836
Reclamation and closure cost obligations	2,131	2,283	24,402	28,816	28,869
Commitment to purchase plant and equipment	12,313	-	-	12,313	3,694
	52,021	36,857	33,972	122,850	129,368

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations and collection of receivables.

The total operating lease expense during the three and nine months ended September 30, 2013 was $0.2 million and $0.6 million, respectively (2012 - $0.1 million and $0.4 million, respectively).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

(c)	Market risk

	(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars and Mexican pesos. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk.

During the three and nine months ended September 30, 2013, the Company recognized a loss of $0.3 million and $1.0 million, respectively, on foreign exchange (2012 - gain of $0.1 million and $0.3 million, respectively).

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

	(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company has very limited interest rate risk as the net exposure of financial instruments subject to floating interest rates is not material.

	(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on sales prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world.

Other risks and uncertainties

In 2013, there have been no changes to the Company’s exposure to other risks and uncertainties, including risks relating to the Company’s foreign operations, government regulation, and environmental regulation, as described in the 2012 year-end MD&A or the Company’s Annual Information Form for the year ended December 31, 2012, which are available on the Company’s website www.primeromining.com and on the Company’s profile at www.sedar.com.

Disclosure controls and procedures

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations, and cash flows of the Company for the periods presented in this MD&A. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

The Company’s management, with the participation of its CEO and CFO, has evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation, and is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal controls over financial reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

  pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no material change in internal controls of the Company during the three and nine months ended September 30, 2013 that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

Cautionary Statement on Forward-Looking Statement Information

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets and future gold and silver production. Forward –looking information and statements in this MD&A include those that relate to:

  the ability of the Company to expand production at the San Dimas mine, the ability of the Company to identify appropriate future acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms, the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas mine, and the anticipated results of the exploration programs at Cerro del Gallo, actual results of reclamation activities at the San Dimas mine, the estimation or realization of Mineral Reserves and Resources, the timing and amount of estimated future production, capital expenditures and costs, including forecasted cash costs, the timing of the development of new mineral deposits,
  the Company’s requirements for additional capital and ability to complete future financings, future prices of precious and base metals,
  expected ore grades, recovery rates, and throughput,
  that plant, equipment or processes will operate as anticipated, the occurrence of accidents, labour disputes, road blocks and other risks of the mining industry, the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas mine and the Cerro del Gallo project, the continuation of Mexican tax laws relative to the APA ruling, the ability of the Company to continue to pay taxes in Mexico based on realized prices of silver, the ability of the Company to comply with environmental, safety and other regulatory requirements, expectations for the Cerro del Gallo project including the timing of activities to lead to a construction decision, the completion of development or construction activities, including the construction of the Cerro del Gallo mine, expectations regarding currency fluctuations,
  title disputes relating to the Company’s properties,
  the timing and possible outcome of pending litigation, and the ability of the Company to maintain effective control over financial reporting.

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the Cerro del Gallo project will be developed in accordance with the Company’s plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that the Company’s current estimates of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the Sinaloa Graben/Central Block tunnel; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment; that Mexican tax laws relative to the APA ruling remain unchanged; that the Company will continue to pay taxes in Mexico based on realized prices of silver; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion at San Dimas, exploration and development plans; insufficient capital to complete mill expansion at San Dimas, development and exploration plans; risks associated with developing the Cerro del Gallo project; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete the Sinaloa Graben/Central Block tunnel or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; tax law changes; the ability of the Company to continue to pay taxes based on the realized price of silver; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk and uncertainties”, and in the Company’s Annual Information Form for the year ended December 31, 2012 as filed on SEDAR for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Cautionary Note for United States Investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian National Instrument 43-101 (“NI 43-101”). The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “measured resources”, “indicated resources” or “inferred resources” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a greater amount of uncertainty as to their existence and feasibility than reserves recognized by the United States Securities and Exchange Commission. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.

On behalf of the Board

___________________
Joseph F. Conway
President, CEO and Director